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Writer’s Direct Dial: 414.277.5817 E-Mail: matthew.vogel@quarles.com March 29, 2012

VIA EDGAR

Mr. Edward Bartz
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC 20549

Re:	Thompson Plumb Funds, Inc. (“Thompson Plumb”) 1933 Act Registration No. 33-6418; 1940 Act File No. 811-4946

Response to Staff Telephone Comments on Post-Effective Amendment No. 32 to Thompson Plumb’s Registration Statement filed on Form N-1A

Dear Mr. Bartz:

On behalf of our client, Thompson Plumb Funds, Inc. (“Thompson Plumb”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comments, as we understand them, based upon telephone conversations we had with the staff on March 8, 2012, and March 15, 2012, relating to Post-Effective Amendment No. 32 to Thompson Plumb’s Registration Statement filed on Form N-1A (the “Registration Statement”). All references to “we” mean Thompson Plumb, and where applicable, each of its series (each a “Fund,” and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Thompson Plumb’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.

Comment 1. The staff requested that Thompson Plumb delete the telephone number, website address, and phrase, “Smart Investing Starts Here” from the cover page of the Funds’ prospectus.

Response. We will make the requested change in the next amendment to the Registration Statement, which is being filed on even date herewith in order to respond to all of the staff’s comments as well as to complete missing and incomplete information and to include missing exhibits (the “Next Amendment”).

Comment 2. The staff requested that the fee waiver information relating to the Growth Fund included in the “Fees and Expenses of the Growth Fund” table on page 3 of the prospectus, including the footnote, be deleted because the fee waiver did not have the effect of reducing the total expense ratio of that Fund.

Response. We will make the requested change in the Next Amendment.

Comment 3. The staff indicated that with respect to the principal investment strategies of the Growth Fund described on page 4 of the prospectus, it was concerned that the Fund’s intention to invest in stocks across the entire capitalization range of the S&P 500 Index may not be consistent with the Fund’s principal investment strategy of investing in equity securities of large-capitalization companies, since the smallest-capitalization stocks in that Index are too small in its view to be considered large-capitalization stocks. In a follow-up conversation with the staff on March 15, 2012, the staff indicated that including the smaller-cap risk disclosure described in Comment 4 below for the Growth Fund would adequately address any concerns the staff had with respect to the definition of large-capitalization companies being used by Thompson Plumb with respect to the Growth Fund.

Response. We have included in the Next Amendment the smaller-cap risk disclosure described below in Comment 4.

Comment 4. The staff requested that, to the extent that the Growth Fund intended to invest in equity securities having market capitalizations across the entire range of the capitalizations of companies in the S&P 500 Index, that the Fund include disclosure relating to smaller-cap risk in its principal risks in the summary information section of the prospectus, similar to disclosure that had been included in previous Fund prospectuses. The staff further requested that risks relating to real estate investment trusts and American Depositary Receipts be added to the principal risks of the Growth Fund in the summary section of the prospectus.

Response. We will include the following additional risk disclosure relating to the principal risks of investing in the Growth Fund in the Next Amendment:

“Smaller Cap Risk. Companies having medium and smaller capitalizations are subject to greater price volatility than stocks of large companies and may have lower trading volume and less market liquidity than larger, more-established companies. These companies tend to have smaller revenues, narrower product lines, less management depth and experience, smaller shares of their product or services markets, fewer financial resources and less competitive strength than larger companies.

…

Depositary Receipts Risk. American Depositary Receipts (“ADRs”) are subject to some extent to the risks associated with directly investing in securities of foreign issuers, including the risk of changes in currency exchange rates, expropriation or nationalization of assets, and the impact of political, diplomatic, or social events.

Real Estate Investment Trusts. Real Estate Investment Trusts (“REITs”) depend on specialized management skills and may have limited diversification and smaller market capitalizations.”

Comment 5. The staff requested that risks relating to real estate investment trusts and American Depositary Receipts be added to the principal risks of the MidCap Fund on page 9 of the prospectus.

Response. We will make the requested additions in the Next Amendment, using identical disclosure to that pertaining to those risks included with respect to the Growth Fund outlined above in response to Comment 4.

Comment 6. The staff requested that with respect to the Bond Fund, that the prospectus note in the “Principal Investment Strategies of the Fund” section on page 13 of the prospectus that below-investment-grade bonds are “commonly referred to as high-yield or junk bonds.”

Response. We will make the requested addition in the Next Amendment.

Comment 7. The staff inquired whether the 20% of non-debt securities in which the Bond Fund is permitted to invest, as described in the “Principal Investment Strategies of the Fund” section on page 13 of the prospectus, is intended to be invested in securities of companies having any specified market capitalizations, such as securities having market capitalizations of securities in the S&P 500 Index. The staff requested that if such a range exists, that disclosure be added to this effect.

Response. Thompson Plumb does not have any intention to so limit the range of market capitalizations of companies in which the Bond Fund is permitted to invest to any particular range of market capitalizations. As a result, no such disclosure will be added in the Next Amendment.

Comment 8. The staff requested that Thompson Plumb more clearly distinguish, on pages 20-24 of the prospectus, between those risks that are principal risks of each Fund and those risks that are non-principal risks. The staff further requested that principal risks and non-principal risks be disclosed separately from one another.

Response. We will make the requested distinction between principal and non-principal risks of each Fund in the Next Amendment, included on pages 20-27 of the prospectus.

Comment 9. The staff requested that Thompson Plumb describe the notice that shareholders would be given, if any, relating to a change in investment objective of the Growth Fund, similar to the disclosure provided with respect to the MidCap Fund and the Bond Fund on page 25 of the prospectus.

Response. We will include the following disclosure on page 27 of the prospectus in the Next Amendment:

“The policy of the Growth Fund is to invest, under normal circumstances, at least 80% of its net assets plus any borrowing for investment purposes in a diversified portfolio of equity securities of large-capitalization companies that at the time of purchase fall within the capitalization ranges of companies in the S&P 500 Index, the Fund’s benchmark. This policy may be changed by the Board upon at least 60 days’ prior written notice to the shareholders, which notice will comply with the requirements of Rule 35d-1 under the 1940 Act.”

Comment 10. The staff suggested that the table on pages 17-18 of Thompson Plumb’s Statement of Additional Information pertaining to the directors and officers of Thompson Plumb be modified to list other directorships held by its directors in the past five years. The staff noted that it would also be acceptable to continue to disclose in narrative form the required information relating to those directorships not currently held by directors of Thompson Plumb.

Response. We have determined to continue to disclose information relating to those directorships that were held in the past five years (but that are not currently held) by directors of Thompson Plumb in narrative format. As a result, no changes relating to this table will be made at this time.

Thompson Plumb acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Thompson Plumb’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Thompson Plumb may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Registration Statement, please contact me at (414) 277-5817 or matthew.vogel@quarles.com, or Fred Lautz of this office at (414) 277-5309 or fred.lautz@quarles.com.

Very truly yours,

Quarles & Brady LLP

/s/ Matthew C. Vogel

Matthew C. Vogel

cc (w/enc):	Penny Hubbard, Chief Financial Officer
Nedra Pierce, Chief Compliance Officer
Fredrick G. Lautz, Esq.